

April 12, 2021

Phillip Kirkland
Chief Executive Officer
PK Kirk Inc.
2324 L Street Suite 408
Sacramento, California 95816

> **Re: PK Kirk Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 2, 2021**
> **File No. 024-11436**

Dear Mr. Kirkland:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Form 1-A/A filed April 2, 2021

Item 4. Dilution, page 9

1. We note your revisions to the dilution table in response to comment 1. Please reconcile your reference to "the minimum number of shares in the offering of 1,250,000" to disclosure elsewhere in the filing that indicates there is no minimum amount required to be raised from the shares being offered by the Company.

Management's Discussion and Analysis, page 15

2. We note your response to comment 2 but are unable to locate the revised disclosure. Please revise accordingly.

Phillip Kirkland
PK Kirk Inc.
April 12, 2021
Page 2

   You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3713 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Kaliah Kirkland